Exhibit 99.2

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	IFRS			Canadian GAAP
	Three Months Ended January 31, 2013	Year Ended October 31
(in millions of Canadian dollars, except for ratios)		2012	2011	2010	2009	2008
EXCLUDING INTEREST ON DEPOSITS

Fixed Charges
Interest expensed and capitalized (excluding deposits) (1)	$504	$2,280	$2,380	$894	$982	$2,333
Estimated interest within rental expense	37	139	124	113	113	109
Preferred dividend requirement (2)	0	0	0	0	0	12

Total Fixed Charges	$541	$2,419	$2,504	$1,007	$1,095	$2,454

Preferred Dividends Requirement (Parent Entity) (3)	$41	$167	$185	$168	$134	$70

Total Fixed Charges and Preferred Dividends	$582	$2,586	$2,689	$1,175	$1,229	$2,524

Earnings
Income from continuing operations before income taxes (4)	$1,291	$5,049	$3,913	$3,567	$2,076	$1,977
Adjusted for: Earnings and distributions related to equity investees	(14)	(21)	15	14	1	(18)
Fixed Charges (excluding preferred dividend requirement)	541	2,419	2,504	1,007	1,095	2,442

Earnings	$1,818	$7,447	$6,432	$4,588	$3,172	$4,401

Ratio of Earnings to Fixed Charges, excluding interest on deposits	3.36	3.08	2.57	4.56	2.90	1.79

Ratio of Earnings to Fixed Charges and Preferred Dividends, excluding interest on deposits	3.12	2.88	2.39	3.90	2.58	1.74

INCLUDING INTEREST ON DEPOSITS

Fixed Charges
Interest expensed and capitalized (including deposits) (1)	$1,170	$4,858	$5,073	$3,256	$5,023	$9,674
Estimated interest within rental expense	37	139	124	113	113	109
Preferred dividend requirement (2)	0	0	0	0	0	12

Total Fixed Charges	$1,207	$4,997	$5,197	$3,369	$5,136	$9,795

Preferred Dividends Requirement (Parent Entity) (3)	$41	$167	$185	$168	$134	$70

Total Fixed Charges and Preferred Dividends	$1,248	$5,164	$5,382	$3,537	$5,270	$9,865

Earnings
Income from continuing operations before income taxes (4)	$1,291	$5,049	$3,913	$3,567	$2,076	$1,977
Adjusted for: Earnings and distributions related to equity investees	(14)	(21)	15	14	1	(18)
Fixed Charges (excluding preferred dividend requirement)	1,207	4,997	5,197	3,369	5,136	9,783

Earnings	$2,484	$10,025	$9,125	$6,950	$7,213	$11,742

Ratio of Earnings to Fixed Charges, including interest on deposits	2.06	2.01	1.76	2.06	1.40	1.20

Ratio of Earnings to Fixed Charges and Preferred Dividends, including interest on deposits	1.99	1.94	1.70	1.96	1.37	1.19

(1)	Includes amortization of debt issuance costs.
(2)	Represents pre-tax earnings required to pay preferred dividends of consolidated subsidiaries.
(3)	Represents pre-tax earnings required to pay preferred dividends.
(4)	Adjusted for capitalized interest.